UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                   FORM 15

    Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934


                                            Commission File Number 33-80997-01


                                        RCIP, L.P.
                  (Exact name of registrant as specified in its charter)


                                   6430 S. Quebec Street
                                 Englewood, Colorado 80111
                                      (303) 741-3707
(Address, including zip  code,  and telephone number, including area code, of registrant's principal executive offices)


                                            N/A
                 (Title of each class of securities covered by this Form)


                                           None
(Titles of all other classes of securities  for  which  a  duty to file reports under section 13(a) or 15(d) remains)


      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) <checked-box>         Rule    12h-3(b)(1)(i)  <checked-box>
Rule 12g-4(a)(1)(ii) <square>             Rule    12h-3(b)(1)(ii) <square>
Rule 12g-4(a)(2)(i) <square>              Rule    12h-3(b)(2)(i)  <square>
Rule 12g-4(a)(2)(ii) <square>             Rule    12h-3(b)(2)(ii) <square>
                                          Rule 15d-6              <square>


Approximate number of holders of record as of the certification or notice date:
N/A

      RCIP, L.P. ("RCIP") hereby requests that the termination of any obligations to file periodic reports be declared effective simultaneously with this filing. RCIP was formed in 1995 with ROC Communities, Inc., a Maryland corporation ("ROC"), as its sole general partner and ROCF, Inc., a wholly-owned subsidiary of ROC, as its sole limited partner. RCIP was organized as a first step towards reorganizing the business of ROC in the UPREIT format. However, ROC abandoned such reorganization when it merged with Chateau Properties, Inc., a Maryland corporation ("Chateau"), which is already organized as an UPREIT. The merger with Chateau was completed on February 11, 1997. RCIP has never commenced operations and holds nominal organizational assets and liabilities. Also, though ROC and RCIP filed a shelf registration statement on Form S-3 in 1996 by which it was contemplated that RCIP would issue debt securities, RCIP has not issued, and will not issue, any securities. Accordingly, no useful purpose is served by RCIP filing any further periodic reports.

      Pursuant to the requirements of the Securities Exchange Act of 1934, RCIP, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:    APRIL 29, 1997                           By: /S/ GARY P. MCDANIEL
        _____________________                     _____________________________
                                                  ROC Communities, Inc.,
                                                    its sole general partner
                                                  by: Gary P. McDaniel
                                                      President